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SEC Mail Processing Section
MAR 15 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gallatin Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 29th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Youngblood, Managing Member | (212) 891-7990
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street (Address) | New York (City) | New York (State) | 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AKB

Gallatin Capital LLC
(SEC I.D. No. 8-65718)

Report on Audit of Financial Statement
And Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2015

OATH OR AFFIRMATION

I, John Youngblood, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gallatin Capital LLC (Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Youngblood, Managing Member

Sworn and subscribed to before me this 24th day of February, 2016.

SEC Mail Processing Section MAR 1 2016 Washington DC 409

This report contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm
- (x) (a) Facing page.
- (x) (b) Balance Sheet.
- ( ) (c) Statement of Operations.
- ( ) (d) Statement of Cash Flows
- ( ) (e) Statement of Changes in Members' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).
- (x) Notes to Financial Statement.
- ( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- ( ) (l) An Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

MELISSA LUGO
Notary Public, State of New York
No. 01LU6256071
Qualified in Queens County
Commission Expires ~~February 21, 2016~~ December 24, 2019

Gallatin Capital LLC

December 31, 2015

Table of Contents

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gallatin Capital LLC

We have audited the accompanying financial statements of Gallatin Capital LLC, (the "Company") (a New York Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gallatin Capital LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

Gallatin Capital LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	656,612
Fees receivable		3,554,951
Marketable securities		4,380
Property and equipment, net of accumulated depreciation of $211,107		39,435
Restricted cash		249,612
Other assets		131,114
Total Assets	$	4,636,103

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	77,503
Due to affiliates		472,283
Deferred revenue		20,000
Deferred rent payable		84,337
Deferred income tax liability		117,558
Total Liabilities		771,681
Members' equity		3,864,422
Total Liabilities and Members' Equity	$	4,636,103

The accompanying notes are an integral part of these financial statements.

Gallatin Capital LLC
Notes to Financial Statements
December 31, 2015

1. *ORGANIZATION AND NATURE OF BUSINESS*

Gallatin Capital LLC (the "Company") was formed on December 4, 2002 in New York and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of subscription fees for capital raising services.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Basis of Presentation
The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The cash equivalents are amounts held in a money market account.

Restricted Cash
Restricted cash consists of $249,612 held on deposit as collateral for a standby letter of credit which is being used in place of an office rental security deposit.

Fees Receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the members. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represents deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. There is $117,558 in deferred income taxes at December 31, 2015.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Company files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. The earliest tax year that is subject to examination under the statute of limitations is 2012 for state and federal jurisdictions. As of December 31, 2015, the Company did not have any unrecognized tax liabilities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement
The Company complies with FASB ASC 820-5-1 (formerly SFAS No. 157) in determining the value of monetary assets.

Securities Valuation
The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1
Unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to that security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Derivative Instruments (Options)

The Company did not own any derivative instruments at December 31, 2015. Listed derivatives that are actively traded are valued based on quoted prices from the exchange are categorized in Level 1 of the fair value hierarchy.

3. *INVESTMENTS*

The Company's investments at December 31, 2015 were Level 1 securities and consisted of 75,000 shares of Northern Minerals, Inc. common stock which are traded on the Australian Exchange under the symbol NTU.AX at $0.0584 per share with a fair value of $4,380 and a cost basis of $9,000.

4. *PROPERTY AND EQUIPMENT*

Details of property and equipment at December 31, 2015 are as follows:

Furniture and fixtures	$ 70,654
Office equipment	54,296
Leasehold improvements	91,143
Computer software	34,449
	250,542
Less accumulated depreciation	(211,107)
	$ 39,435

5. *MEMBERS' EQUITY*

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class C Units. In accordance with the Company's operating agreement, each unit shall have the same rights, priorities and preferences except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meeting or vote of Members, or to have any notice of such meetings. As of December 31, 2015, there were 200 Class A Units and 41 Class C Units issued and outstanding.

6. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $461,159, which was $418,884 in excess of the amount required. The Company's percentage of aggregate indebtedness to net capital was 137.51%.

7. *CONCENTRATION OF CREDIT RISK*

The Company maintains its cash and cash equivalents balances at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

8. *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through February 1, 2016, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.